Reg. No. __________

As filed with the Securities and Exchange Commission on December 17, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MAXXAM INC.

(Exact name of Registrant as Specified in its Charter)

Delaware
(State or other jurisdiction of incorporation)

95-2078752
(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600
Houston, Texas
(Address of Principal Executive Offices)

77057
(Zip Code)

MAXXAM 2002 OMNIBUS EMPLOYEE INCENTIVE PLAN

(Full title of the plan)

Bernard L. Birkel
Secretary and Senior Assistant General Counsel
MAXXAM Inc.
5847 San Felipe, Suite 2600
Houston, Texas 77057
(713) 975-7600
(Name, address and telephone number for agent of service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock (par value $.50 per share)	700,000 shares	$8.845(1)	$6,191,500.00	$569.62
Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (par value $.50 per share)	70,000 shares	$.75(2)	$52,500.00	$4.83
Common Stock (par value $.50 per share)	70,000 shares(3)	$8.845(1)	$619,150.00	$56.96

Approximate Date of Proposed Sales: From time to time after effective date of this Registration Statement.

(1) Estimated, in accordance with Rule 457(h), solely for the purpose of calculating the registration fee. The Proposed Maximum Offering Price Per Share represents the average of the high and low prices per share of the Common Stock, par value $.50 per share (the “Common Stock”), as reported by the American Stock Exchange for December 12, 2002, which is within five (5) business days prior to the date of this registration statement.

(2) Estimated, in accordance with Rule 457(h), solely for the purpose of calculating the registration fee. The Proposed Maximum Offering Price Per Share represents the book value per share of $.75 as of December 12, 2002.

(3) Represents the number of shares of Common Stock issuable upon conversion of the Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (“Class A Preferred Stock”) issued, if any, under the MAXXAM 2002 Omnibus Employee Incentive Plan.

Part II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference in this Registration Statement:

(a) The Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Form 10-K").

(b) The Registrant's Quarterly Report on Form 10-Q for each of the quarters ended March 31, June 30 and September 30, 2002.

(c) The description of securities to be registered contained in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934 (the "1934 Act") relating to the Registrant's common stock, including any amendments or reports filed for the purpose of updating such description.

(d) All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all such securities remaining unsold.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

The following statements relating to the Class A $.05 Non-Cumulative Participating Convertible Preferred Stock are merely a summary of the terms and provisions of the Class A Preferred Stock and do not purport to be complete. Such summary makes use of terms defined in the Registrant's Restated Certificate of Incorporation (the "Certificate") and is qualified in its entirety by express reference to the Certificate, a copy of which is incorporated as an exhibit to this Registration Statement. For a full description of the provisions of the Class A Preferred Stock, reference is made to (i) the complete Certificate, a copy of which has been filed with the Securities and Exchange Commission as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1989 (the "1989 Form 10-K"), and (ii) the certificates of designation filed with the Secretary of State of the State of Delaware on February 26, 1990, and July 6, 1994, a copy of each of which has been filed with the Commission as Exhibit 3.2 to the 1989 Form 10-K and as Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, respectively.

Under Article Fourth of the Registrant's Restated Certificate of Incorporation, the Registrant has the authority to issue 12,500,000 shares of Preferred Stock, par value of $.50 per share ("Preferred Stock"). The Board of Directors of the Registrant has the authority (without action by stockholders) to issue shares of the authorized and unissued Preferred Stock from time to time in one or more classes or one or more series within any class and, within the limitations and restrictions contained in Article Fourth, to fix before issuance the voting powers and the designations, preferences and relative, optional and other special rights, and the qualifications, limitations or restrictions of any class or series, including dividend rights, conversion rights and liquidation preferences. Such authority includes the authority (without stockholder approval and without any consent of the holders of Class A Preferred Stock) to issue other Preferred Stock at any time in classes or series which have powers, preferences and rights which are senior to or on a parity with or junior to the Class A Preferred Stock. The voting powers of each class or series of Preferred Stock may include the right to more or less than one vote per share on any or all matters on which stockholders are entitled to vote, and the right to vote as a class or series by itself or together with other classes or series on particular matters. The dividend and liquidation rights of any class or series of Preferred Stock may include, in addition to their preferential rights, the right to participate with the holders of Common Stock in dividends and in distributions in liquidation.

Conversion Rights. At the option of the holder, the Class A Preferred Stock is convertible at any time into shares of Common Stock at the rate of one share of Common Stock for each share of Class A Preferred Stock. Each holder of

Class A Preferred Stock is generally entitled to ten votes per share on all matters presented to a vote of the Registrant's stockholders.

Dividend Rights. The holders of Class A Preferred Stock are entitled to receive, prior to the payment of cash dividends on Common Stock, but only after payment of all dividends on Senior Stock (as defined in the Certificate), if any, preferential cash dividends at the rate of $.05 per annum, when, as and if declared by the Registrant's Board of Directors payable annually or at such intervals during any Fiscal Year (as defined in the Certificate) as the Board of Directors may, from time to time, determine. Dividends on Class A Preferred Stock are not cumulative, and no right accrues to the holders of Class A Preferred Stock by reason of the fact that such dividends are not declared in respect of any Fiscal Year.

In addition to the annual preferential cash dividend discussed above, holders of Class A Preferred Stock are entitled to participate, on a share for share basis, with the holders of Common Stock in all dividends and other distribution—other than (i) cash dividends on the Common Stock in respect of any Fiscal Year to the extent not exceeding $.05 per share (i.e., the amount of the non-cumulative preferential cash dividend on the Class A Preferred Stock) or (ii) any dividend or distribution payable in (A) shares of Common Stock or (B) in warrants or other rights (which expire not later than 45 days after the record date fixed for the issuance thereof) to subscribe for or to purchase Common Stock—whenever any dividend or distribution is declared on the Common Stock in respect of any fiscal year.

If the Registrant declares any dividend or distribution on the Common Stock payable in shares of Common Stock, the holders of Class A Preferred Stock will be entitled to receive an identical dividend or distribution on the Class A Preferred Stock, except that the dividend or distribution declared on the Class A Preferred Stock shall be a dividend or distribution payable in shares of Class A Preferred Stock. Similarly, if the Registrant shall grant rights or warrants to the holders of Common Stock, as such, entitling them (for a period of not more than 45 days after the record date fixed for the issuance of such rights or warrants) to subscribe for or to purchase shares of Common Stock, the holders of Class A Preferred Stock will be entitled to receive identical rights or warrants, except that the rights or warrants granted to the holders of Class A Preferred Stock shall be rights or warrants to subscribe for or to purchase shares of Class A Preferred Stock.

In the case of any subdivision or combination of the outstanding shares of Common Stock, a proportionate subdivision or combination of the outstanding shares of Class A Preferred Stock is required.

Liquidation Rights. Subject to the prior rights of the holders of Senior Stock, if any, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Registrant, before any distribution shall be made on the Common Stock, the holders of Class A Preferred Stock are entitled to receive a preferential amount in cash equal to $.75 per share of Class A Preferred Stock. In addition to this $.75 per share liquidation preference, the holders of Class A Preferred Stock are entitled to participate, on a share for share basis, with the holders of Common Stock in all assets of the Registrant available for distribution in the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Registrant whenever any such distribution is made to the holders of Common Stock.

Voting Rights. The holders of Class A Preferred Stock are entitled to ten votes for each share held and, except as otherwise required by law or as indicated in the Certificate, will vote together with the holders of Common Stock and the holders of any other classes or series of Preferred Stock who are entitled to vote in such manner, and not as a separate class. The voting rights of holders of Class A Preferred Stock are qualified by certain "anti-takeover" provisions.

Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors, whether by class vote or otherwise, can elect the entire number of directors to be so elected if they choose to do so. In that event, the holders of the remaining shares participating in the election of such directors will not be able to elect any person or persons to the Board of Directors. The Registrant's Certificate provides that so long as any shares of Class A Preferred Stock are outstanding, the holders of Common Stock will be entitled to elect as a class, the greater of (i) two directors, or (ii) that number of directors which constitutes 25% of the then current members of the Board of Directors rounded up to the nearest whole number. All directors elected by the holders of Common Stock are elected for terms of one year each.

General. The shares of Class A Preferred Stock will, when issued, be fully paid and non-assessable, will not be redeemable and will have no preemptive rights. There are no sinking fund provisions for the Class A Preferred Stock.

The transfer agent and registrar for the Class A Preferred Stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10007.

Reference is made to Note 15 to the 2001 Form 10-K for a description of certain stock purchase rights relating to the Company's Common Stock and Class A Preferred Stock, which description is incorporated herein by reference.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation ("Articles") contains such a provision.

Reference also is made to Section 145 of the DGCL which provides that a corporation may indemnify any person, including officers and directors, who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify its officers, directors, employees and agents in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer, director, employee or agent actually and reasonably incurred in connection therewith.

The Registrant's Articles and By-Laws provide for indemnification of directors and officers of the Registrant similar to that provided for in Section 145 of the DGCL.

Subject to certain limitations and exceptions, the Registrant has insurance coverage for losses by any person who is or hereafter may be a director or officer of the Registrant arising from claims against that person for any wrongful act in his capacity as a director or officer of the Registrant or any of its subsidiaries. The policy also provides for reimbursement to the Registrant for indemnification given by the Registrant pursuant to common or statutory law or its certificate of incorporation or by-laws to any such person arising from any such claims.

The foregoing discussion is qualified in its entirety by reference to the DGCL and the Registrant's Articles and By-Laws.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description
4(a)	Restated Certificate of Incorporation of the Registrant, dated April 10, 1989 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1989)
4(b)	Certificate of Powers, Designations, Preferences and Relative, Participating, Optional and Other Rights of the Registrant's Class B Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1989)
4(c)	Certificate of Designations of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock of the Registrant, dated as of December 15, 1999 (incorporated herein by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999)
4(d)	Amended and Restated By-Laws of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant's quarterly report on Form 10-Q for the quarter ended March 31, 2000)
*4(e)	MAXXAM 2002 Omnibus Employee Incentive Plan
4(f)	Rights Agreement dated as of December 15, 1999, by and between the Company and American Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K dated December 15, 1999)
*5	Opinion of counsel re legality
**23(a)	Consent of Independent Public Accountants
*23(b)	Consent of Counsel (included in Exhibit 5)
*24	Power of Attorney (on Signature page)

* Included in this filing.
** Not included pursuant to Rule 437a.

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "1933 Act");

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on December 17, 2002.

MAXXAM INC.

By: CHARLES E. HURWITZ
Charles E. Hurwitz
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Know all men by these presents, that each of the undersigned constitutes and appoints Bernard L. Birkel his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
CHARLES E. HURWITZ Charles E. Hurwitz	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 17, 2002
PAUL N. SCHWARTZ Paul N. Schwartz	President and Director (Principal Financial Officer)	December 17, 2002
ROBERT J. CRUIKSHANK Robert J. Cruikshank	Director	December 17, 2002
J. KENT FRIEDMAN J. Kent Friedman	Vice Chairman of the Board, General Counsel and Director	December 17, 2002
EZRA G. LEVIN Ezra G. Levin	Director	December 17, 2002
STANLEY D. ROSENBERG Stanley D. Rosenberg	Director	December 17, 2002
MICHAEL J. ROSENTHAL Michael J. Rosenthal	Director	December 17, 2002

December 17, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-8 (the "Registration Statement") filed by MAXXAM Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission relating to the issuance, if any, of 770,000 shares of the Company's Common Stock, par value $.50 per share (the "Common Stock"), and 70,000 shares of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock (the "Preferred Stock"), pursuant to the MAXXAM 2002 Omnibus Employee Incentive Plan.

In connection therewith, I have reviewed copies of the Restated Certificate of Incorporation, Certificates of Designation and Amended and Restated By-Laws of the Company, the Registration Statement and such documents and records of the Company as I have deemed necessary to enable me to express an opinion on the matters covered hereby, and I have also examined and relied upon representations, statements or certificates of public officials and officers and representatives of the Company. Based on the foregoing, I am of the opinion that the shares of Common Stock and Preferred Stock of the Company to be issued pursuant to the MAXXAM 2002 Omnibus Employee Incentive Plan will be, when issued in compliance with such plan, legally issued, fully paid and non-assessable.

I hereby consent to the use of this opinion as an Exhibit to the Registration Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

I am delivering this opinion to the Company, and no person other than the Company may rely upon it.

Very truly yours,

BERNARD L. BIRKEL
Bernard L. Birkel
Secretary and Senior Assistant General Counsel